Wilson Sonsini Goodrich & Rosati PROFESSIONAL CORPORATION	650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811

December 30, 2004

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Larry Spirgel, Esq. Kyle Moffatt Joshua Englard, Esq. Kathryn Jacobson

Re:	Dolby Laboratories, Inc.
Registration Statement on Form S-1
Initially Filed on November 19, 2004 (File No. 333-120614)

Ladies and Gentlemen:

On behalf of Dolby Laboratories, Inc. (the “Company”), we respectfully submit this letter in response to comments from the Staff of the Securities and Exchange Commission received by letter dated December 17, 2004, relating to the Company’s Registration Statement on Form S-1 (File No. 333-120614) filed with the Commission on November 19, 2004.

The Company is concurrently filing via EDGAR Amendment No. 1 to the Registration Statement. For the convenience of the Staff, we are enclosing herewith marked copies, complete with exhibits, of Amendment No. 1.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto.

General

1.

We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range. Please note that we may have additional comments once you have

Securities and Exchange Commission

December 30, 2004

provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

The Company advises the Staff that it will provide all information required to be included in the Registration Statement, other than information that it is entitled to omit under Rule 430A, in a subsequent amendment to the Registration Statement with sufficient time for the Staff to review the amendment prior to any distribution of preliminary prospectuses.

2.	We encourage you to file all exhibits with your next amendment or otherwise furnish us drafts of your legality opinion and underwriting agreement. We must review these documents before the registration statement is declared effective, and we may have additional comments.

The Company advises the Staff that it has filed all exhibits listed on the exhibit index with Amendment No. 1 that have not been previously filed, except for the legality opinion. We are supplementally providing under separate cover the draft form of legality opinion to the Staff for its review. Please note we cannot file the final legality opinion until certain of the information referenced in comment 1 above that is presently not included in the Registration Statement becomes available. We will be filing the legality opinion in a subsequent amendment to the Registration Statement.

3.	We note the growth estimate data and other figures cited throughout the document, such as those provided by IDC and CEA. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing each statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for you, file a consent from the third party.

The Company is supplementally providing under separate cover the following reports marked to cross-reference the various statements in the Registration Statement that cite the estimate data and other figures contained in the reports:

•	IDC – Worldwide and U.S. DVD Player Market Forecast, 2000 – 2005 (December 2001);

•	IDC – Worldwide and U.S. DVD Player Forecast and Analysis, 2004 – 2008: Everybody Wants One, or Two, or ...(October 2004);

Securities and Exchange Commission

December 30, 2004

•	IDC – Worldwide and U.S. Digital TV 2004 – 2008 Forecast: Its Time Has Come (May 2004);

•	IDC – U.S. Home Networking 2004 – 2008 Forecast (March 2004);

•	IDC – Worldwide Optical/Removable Storage 2003 Year In Review and CD/DVD Drive Forecast, 2004 – 2008 (January 2004);

•	CEA – Average U.S. Spending Per Household, on Consumer Electronics 1975-2003; and

•	Arbitron – 2003 National In-Car Study.

The IDC and CEA reports are publicly available on a subscription basis for a fee. The Arbitron report is publicly available on Arbitron’s website.

The Company advises the Staff that none of these reports was prepared specifically for the Company.

4.	We note that you plan to file a confidential treatment request for a license agreement with GTE Laboratories, Inc. Comments on your application for confidential treatment will follow under separate cover. Since the application review process often results in significant revisions to the disclosure in the prospectus, we suggest that you wait to circulate a preliminary prospectus until you have received comments on your application. We will not consider a request for acceleration of effectiveness of the registration statement until we resolve these comments.

The Company advises the Staff that it has filed with Amendment No. 1 the license agreement with GTE Laboratories Incorporated (the “GTE Agreement”) as Exhibit 10.13 thereto, and that the confidential treatment request regarding the GTE Agreement was filed with the Commission on December 21, 2004. The Company currently anticipates that it will not circulate preliminary prospectuses prior to receiving the Staff’s comments on the confidential treatment application. The Company understands that the Commission will not consider a request for acceleration of effectiveness of the Registration Statement until the Company has resolved with the Staff any comments the Staff has with respect to the Company’s confidential treatment request.

Securities and Exchange Commission

December 30, 2004

Inside cover page

5.	Limit the inside cover page to the information required by Item 502 of Regulation S-K. In this regard, please reposition the second and third paragraphs following the table of contents to another location in the registration statement. In addition, delete the last sentence of the first paragraph following the table of contents. Once you make your disclosure clear from the context, you will not need to define terms such as “we,” “us” and “our.”

In response to the Staff’s comment, the Company has relocated the paragraphs regarding offerings in the United Kingdom and the Netherlands contained on the table of contents page in the initial filing of the Registration Statement to the “Underwriters” section on pages 114-115 of Amendment No. 1.

In addition, in response to the Staff’s comment, the Company has deleted the last sentence of the first paragraph following the table of contents that appeared in the Registration Statement as initially filed.

Prospectus Summary, page 1

6.	As currently drafted, this summary section is very long. Consider eliminating some of the detail. In order to make it more of a summary, focus only on the most material terms of the Offering. In this regard, reduce your description of the company to one or two paragraphs summarizing your business operations. In addition, delete or substantially reduce the subsections addressing your Key Dolby Strengths, Our Strategy, and Industry. Appropriate revisions should enable you to shorten the length of the summary section. Further, as part of your revisions, we remind you to ensure your disclosure provides a balanced picture of your operations, financial condition, and structure.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1-3 of Amendment No. 1 to eliminate some of the detail previously contained in the “Prospectus Summary” section. The Company has shortened the description of the Company’s business operations to more concisely describe these operations. We advise the Staff that, while the Company considered eliminating the graphic depicting the “Dolby Entertainment Chain” in the “Prospectus Summary” section of the document, it decided to continue to include the graphic in this section because its customers, advisors, employees and others have consistently informed the Company that the graphic has helped them better understand the Company’s business.

Securities and Exchange Commission

December 30, 2004

In addition, the Company has revised the “Prospectus Summary” section to substantially reduce the length of each of the “Key Dolby Strengths,” “Our Strategy” and “Industry” subsections.

Furthermore, the Company advises the Staff that it has focused on ensuring that the disclosure in the summary prospectus provides a balanced picture of the Company’s operations, financial condition and structure. The Company directs the Staff to the Company’s response to comment 7 below for a further description of how the Company has revised the “Prospectus Summary” section to eliminate promotional terms that were included in this section of the Registration Statement as initially filed.

7.	Please limit the promotional nature of this section. For example, we note the use of such promotional terms as “innovative,” “trusted,” and “excellence.” Please revise to limit your summary to a brief, factual description of your operations.

In response to the Staff’s comment, the Company has revised the disclosure in the prospectus summary on pages 1-3 of Amendment No. 1 to eliminate the use of promotional terms, including the words “innovative,” “trusted” and “excellence,” and to reduce the description of the Company’s operations. The Company refers the Staff to the response to comment 6 above for further information on the revisions to the “Prospectus Summary” section made to shorten the description of the Company’s business.

8.	Disclosure of your revenues should be balanced with disclosure of your corresponding net income (loss) and income (loss) per share numbers. Please revise.

In response to the Staff’s comment, the Company has revised the disclosure on page 1 of Amendment No. 1 to disclose the Company’s net income and income per share for fiscal 2004, both on an actual and pro forma basis. The pro forma discussion contains a cross reference to the explanation of the pro forma results of operations, which explanation is contained elsewhere in the Registration Statement.

The Offering, page 5

9.	Disclose that the number of shares being offered represents __% of your shares outstanding.

In response to the Staff’s comment, the Company has revised the disclosure on page 4 of Amendment No. 1 to disclose the percentage of the total outstanding shares of common stock of the Company that the number of shares of Class A common stock being offered will represent.

Securities and Exchange Commission

December 30, 2004

Risk Factors, page 8

10.	Please delete the second sentence of the introductory paragraph. Once you describe all material risks, and tailor each one to your specific facts and circumstances, you will not need this generic risk disclosure.

In response to the Staff’s comment, the Company has deleted the second sentence of the introductory paragraph of the “Risk Factors” section.

11.	Provide only that amount of detail necessary to understand the risk faced by investors. In this regard, the amount of detail that you provide in many of your risk factors overwhelms the risk you are trying to convey. See, for example:

•	“If our products and technologies fail to be adopted as industry standards...”

•	“We face significant competition in various markets...”

•	“If the market for digital cinema does not develop...”

•	“We may become subject to a personal holding company tax...”

Move extraneous information and background to your business or MD&A sections, as appropriate. To the extent that these risk factors relate to multiple risks, consider discussing each risk separately in its own risk factor.

In response to the Staff’s comment, the Company has revised the risk factors in the Registration Statement to provide only that amount of detail it believes is necessary to understand the risk faced by investors. Specifically, the Company has revised several of the risk factors, including the four expressly identified by the Staff, to remove extraneous information or move background information to the Business and MD&A sections of the prospectus. For example, the Company has revised the disclosure regarding the personal holding company tax risk to put most of the background information on this issue in the “Critical Accounting Policies” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Furthermore, to the extent these risk factors relate to multiple risks, the Company has revised the disclosure to address each risk separately in its own risk factor.

Securities and Exchange Commission

December 30, 2004

Our business and prospects depend on the strength of our brand, page 8

Awareness of our brand, page 14

12.	Consider combining these two risk factors, as they appear to discuss similar risks.

In response to the Staff’s comment, the Company has combined the risk factor entitled “Our business and prospects depend on the strength of our brand...,” which appeared on page 8 of the Registration Statement, with the risk factor entitled “Awareness of our brand depends upon...,” which appeared on page 14 of the Registration Statement. The combined risk factor now appears on page 7 of Amendment No. 1.

The licensing of patents constitutes a significant source of our revenue.... page 10

13.	It appears that a significant number of your patents are scheduled to expire between 2005 and 2007. Revise your MD&A to discuss this fact and if estimable, disclose the portion of your licensing revenues currently derived from these patents.

The Company advises the Staff that the Company derives its licensing revenue principally from its Dolby Digital technologies. As noted in the Registration Statement, the Company’s patents related to its Dolby Digital technologies, including its Dolby Digital Plus technologies, expire between 2008 and 2020. None of the patents that expire between 2005 and 2007 relate to the Company’s Dolby Digital technologies.

In addition, and as noted in the Registration Statement, the Company’s license agreements provide that the Company’s rights to receive royalties from its customers related to its patents continue for so long as the last-expiring patent covered by the license agreement remains in effect. As a result, the near-term expiration of a particular patent may have no effect on the license fees the Company receives from a particular customer. Moreover, the Company has historically amended its license agreements with its customers on a periodic basis, so that patents issued to the Company subsequent to the time the original license agreements were entered into are covered under the amended license agreement. As a result of these amendments, the Company’s right to receive royalties related to old licensed patents is extended for the life of the last-expiring new patent added by the amended agreements.

The Company advises the Staff that the Company’s patents that expire between 2005 and 2007 are either patents for legacy technologies, which the Company no longer markets, or patents that are included in agreements that also cover patents that expire later. In addition, many of the technologies covered by the patents that expire between 2005 and 2007 have been

Securities and Exchange Commission

December 30, 2004

superseded by newer versions of those technologies that are also covered by amended versions of those same agreements.

Furthermore, the Company’s license agreements typically provide that the Company licenses other intellectual property rights, such as trademarks and trade secrets, to its customers in addition to its patents. As noted in the Registration Statement, many of the Company’s licensees continue to pay royalties for continued use of the Company’s trademarks and know-how even after the licensed patents have expired, although at a reduced royalty rate.

As a result of the foregoing, the Company does not believe that the expiration of any of its patents between 2005 and 2007 will have a material impact on the Company’s licensing revenue.

The Company has updated the Registration Statement to more clearly indicate that the Company derives its licensing revenue principally from its Dolby Digital technologies. Such revised disclosure appears on pages 9, 40, 85 and 86 of Amendment No. 1.

In addition, in response to the Staff’s comment, the Company has updated the “Management Discussion Regarding Opportunities, Challenges and Risks” subsection of “Management’s Discussion and Analysis of Financial Condition and Results of Operation” to include a discussion about the Company’s license agreements generally and how its licensing revenue is tied, in part, to the life of its patents. Such disclosure appears on page 40 of Amendment No. 1.

We are, and may in the future be subject to intellectual property rights claims... page 10

14.	We note your statement that you “believe you properly allocate these (third) parties’ respective shares of the licensing revenue you receive from your customers.” Tell us how you account for these arrangements. More specifically, tell us how you present them in the Consolidated Statements of Operations. Refer to EITF 99-19 in your response.

The Company has revised the disclosure in the Registration Statement to eliminate references to the “allocation of shares of revenue.” The Company believes that the use of this phrasing was confusing. The Company does not share any of the licensing royalties it receives; rather, it records as revenue all license royalties it receives from the licensing of its technologies.

The risk the Company intended to disclose was that, where the Company pays royalties to third parties for including their intellectual property in a product that the Company sells or in a

Securities and Exchange Commission

December 30, 2004

technology that it licenses to customers, the third parties generally have the right to audit the calculation of those royalties and could challenge the accuracy of the amount the Company pays them. The Company has revised the disclosure in the Registration Statement to more clearly state this risk. The revised disclosure, which appears on page 10 of Amendment No. 1, reads as follows:

“In some cases, primarily in connection with the licensing of our Dolby Digital technologies, the products we sell and the technologies we license to our customers include intellectual property that we have licensed from third parties. Our agreements with these third parties generally require us to pay them royalties for that use, and give the third parties the right to audit the calculation of those royalties. As a result of such an audit, a third party could challenge the accuracy of the Company’s calculation. A successful challenge could increase the amount of royalties we have to pay to the third party, decrease our gross margin and adversely affect our operating results. Such a challenge could also impair our ability to continue to use and re-license intellectual property from that third party, which could adversely affect our business and prospects.”

The Company advises the Staff that its cost of licensing revenue includes royalty payments to third parties for the licensing of intellectual property rights that the Company sublicenses as part of its licensing arrangements with its customers. The Company reports these royalty expenses in the line item “Cost of Licensing” in the Company’s Consolidated Statements of Operations.

The Company records royalties from customers who license the Company’s technologies at their gross amounts in accordance with EITF 99-19. The amounts are presented in the line item “Licensing” in the Company’s Consolidated Statements of Operations based on the following considerations:

•	The Company acts as the primary obligor of licensing arrangements with its customers. [Par. 7 EITF 99-19]

•	As the primary obligor, the Company has latitude in establishing price per licensed unit with its customers. [Par. 9 EITF 99-19]

•	The Company assumes credit risk for amounts collectible from its customers. [Par 14 EITF 99-19]

Securities and Exchange Commission

December 30, 2004

•	Third-party patented technologies are incorporated into the Company’s technologies to provide its customers with a “total solution,” which is a strong indicator of gross reporting, as indicated in Example 7 of EITF 99-19.

We rely on the timeliness and accuracy of our licensees’ royalty reports, page 11

15.	This risk factor is dense and difficult to read. Consider eliminating any excess detail and splitting the body into multiple paragraphs.

In response to the Staff’s comment, the Company has revised the risk factor entitled “We rely on the timeliness and accuracy of our licensees’ royalty reports...,” on page 11 of Amendment No. 1, to make the risk factor disclosure less dense and less difficult to read. The Company has also revised the risk factor to eliminate excess detail and to split the body of the risk factor into multiple paragraphs, each with its own heading (see also the Company’s response to comment 11 above).

Our licensing revenue depends in large part upon IC manufacturers, page 12

16.	Please re-define IC, as it is the focus of this risk factor.

In response to the Staff’s comment, the Company has re-defined “IC” in the risk factor entitled “Our licensing revenue depends in large part upon...,” on page 11 of Amendment No. 1.

We face a number of risks in conducting business in China, page 14

17.	Revise the caption of this risk factor to clearly state the risk to investors.

In response to the Staff’s comment, the Company has revised the caption of the risk factor entitled “We face risks with respect to conducting business in China...,” on page 14 of Amendment No. 1, to clearly state the risk to investors.

Our licensing of industry standard technologies can be subject to limitations... page 16

18.	We note that Via Licensing Corporation licenses “patent pools,” which include certain of your patents. Provide us with more details of the licensing of these patents. Further:

•	Tell us in more detail how you account for these licensing arrangements and refer to your basis in the accounting literature. Your response should

Securities and Exchange Commission

December 30, 2004

also provide a discussion of the initial contract fees for the administration of licensing patent pools as described on page F-9.

•	Tell us how you present license revenues and license fees payable to third parties within your Consolidated Statements of Operations.

The Company’s wholly-owned subsidiary, Via Licensing Corporation, is a licensing administrator responsible for administering “pools” of patents owned by the Company and/or other companies. The Company generates three types of revenue from the operations of Via Licensing, all of which are reported as Licensing revenue in the Company’s Consolidated Statements of Operations:

1.	As the administrator of patent pools, Via Licensing collects an initial contract fee from patent pool members. The Company advises the Staff that the initial contract fees are recognized ratably over the lives of the administration agreements in accordance with SAB Topic 13.A.3(f), as this revenue is related to an ongoing service requirement throughout the lives of the agreements. In fiscal 2004, the aggregate initial contract fees recognized as revenue for Via Licensing were $59,000, which represented less than 0.1% of the Company’s licensing revenue. Because the revenue attributable to the initial contract fees represents such an insignificant amount of the Company’s licensing revenue, the Company has revised the disclosure on pages F-9 and F-10 of Amendment No. 1 to delete references to the initial contract fees.

2.	Further, as administrator, Via Licensing earns an agency fee based on a percentage of the revenues earned from the licensing of the patent pools’ technologies. In accordance with EITF 99-19, these agency fees are recorded net of royalties payable to third-party patent pool members, as Via Licensing acts as an agent on behalf of the members of the patent pools.

3.	As a member of these patent pools, Dolby Laboratories Licensing Corporation, a wholly-owned subsidiary of the Company, receives royalties from third-party licensees through Via Licensing, for licensing of its intellectual property that is included in the patent pools. These royalties are recorded as received in Licensing revenue in the Consolidated Statement of Operations, with related third-party royalties payable on those royalties, if any, recorded in Cost of licensing in the same period. See comment 14 for the Company’s related analysis of EITF 99-19.

Securities and Exchange Commission

December 30, 2004

Revenue from Via Licensing, consisting of initial contract fees and agency fees, was $1.7 million, or less than 1% of licensing revenue, in fiscal 2004.

We may become subject to a personal holding company tax.... page 23

19.	Tell us in more detail why you believe that neither you, nor any of your subsidiaries, are subject to, or liable for, the personal holding company tax. Based on your tax position with respect to the likelihood of a personal holding company tax assessment, tell us how you have evaluated paragraphs 9-10 of SFAS 5. Please provide the appropriate disclosure in your financial statements.

The Company advises the Staff that the Company believes that Dolby Laboratories, Inc. was not a personal holding company under the United States Internal Revenue Code in fiscal 2004 or prior fiscal years, as less than 60% of the Company’s adjusted ordinary gross income, as defined for United States federal income tax purposes, was personal holding company income in any of those fiscal years. In order for a company to be subject to personal holding company tax, both of the following conditions must be met:

1.	At any time during the last half of its taxable year, more than 50% of its stock by value is owned, directly or indirectly, by virtue of the application of certain stock ownership attribution rules set forth in the Internal Revenue Code for purposes of applying the personal holding company rules, by five or fewer individuals; and

2.	At least 60% of its adjusted ordinary gross income is personal holding company income, as defined for United States federal income tax purposes.

In addition, none of the Company’s subsidiaries was liable for personal holding company tax in fiscal 2004 or prior fiscal years, because either (i) less than 60% of the subsidiary’s adjusted ordinary gross income was personal holding company income or (ii) if more than 60% of the subsidiary’s adjusted ordinary gross income was personal holding company income, the subsidiary paid out a dividend to its parent to fully abate the personal holding company tax.

The Company submits to the Staff that no financial statement disclosure is necessary under the standards of paragraphs 9 – 10 of SFAS 5, because no claim or assessment has been made with respect to personal holding company tax issues, and because the Company believes that there is no reasonable possibility that any such claim or assessment would result in a material tax liability.

In the event the Internal Revenue Service asserts that the Company and its subsidiaries are currently, or previously have been liable for personal holding company tax, the Company

Securities and Exchange Commission

December 30, 2004

expects that it is likely that, instead of paying the personal holding company tax, the Company would elect to pay a dividend to its stockholders in an amount equal to all or a significant part of its undistributed personal holding company income.

In response to the Staff’s comment, the Company has added disclosure in the “Critical Accounting Policies” subsection of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on pages 43-44 of Amendment No. 1 to clarify why the Company does not believe it is liable for personal holding company tax. In addition, the Company has added disclosure in the “Liquidity, Capital Resources and Financial Condition” subsection of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 60 of Amendment No. 1 to provide more detail regarding the payment of either personal holding company tax or a dividend.

20.	To provide investors with a meaningful understanding of this risk, provide a reference to a revised section in your MD&A that quantifies the “substantial additional taxes” for which you could be liable or the amount of the dividend you might pay in lieu of paying the personal holding company tax and discuss how you expect to pay for them.

The Company refers the Staff to the response to comment 19 above for a discussion of the Company’s personal holding company tax-related risks and the Company’s response as to why it believes it is not liable for personal holding company tax and that if the Company in the future would otherwise be liable for personal holding company tax, it will likely pay out a dividend instead of paying the additional tax. In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement regarding the personal holding company tax matters to remove the word “substantial” when describing the additional taxes that the Company may be required to pay as a result of the personal holding company tax.

In addition, the Company submits to the Staff that quantified disclosure of any additional taxes for which the Company might be liable or the amount of the dividend the Company might pay in lieu of paying the personal holding company tax is not meaningful, as no claim or assessment has been made with respect to personal holding company tax issues, and because the Company believes that there is no reasonable possibility that any such claim or assessment would result in a material tax liability. Furthermore, any amount of tax that the Company might be liable for or any dividend that the Company may elect to pay in the future would be based upon the Company’s results of operations for such future periods and is therefore not currently quantifiable.

In response to the Staff’s comment, the Company has included a cross reference to the additional disclosure regarding the payment of either personal holding company tax or a

Securities and Exchange Commission

December 30, 2004

dividend contained in the “Liquidity, Capital Resources and Financial Condition” subsection of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 22 of Amendment No. 1.

Acquisitions could result in operating difficulties .... page 24

21.	Clarify whether or not you are currently contemplating any strategic transactions or acquisitions. If so describe the status of any discussions, negotiations, agreements, etc.

The Company advises the Staff that it does not have any current plans for any specific strategic transaction or acquisition, although, as disclosed in the Registration Statement, it considers whether to engage in these types of transactions as part of its normal business operations. In response to the Staff’s comment, the Company has revised the Registration Statement to indicate that it does not have any current plans for any specific transaction or acquisition. Such revised disclosure appears on page 23 of Amendment No. 1.

We will incur increased costs and demands upon management.... page 25

22.	If material, include on page 42 of your MD&A a quantified discussion of the expected increase to your general and administrative expenses associated with the increase in your legal and compliance costs, to the extent known.

The Company advises the Staff that while the Company expects its legal, accounting and other general and administrative expenses to be higher once it is a public company than they have been historically, it does not believe it is possible to accurately quantify the amount of such expected cost increases. As disclosed in the Registration Statement, many of the Company’s increased legal, accounting and other expenses will relate to costs associated with the public company reporting requirements with which the Company has not historically had to comply, including requirements under the Sarbanes-Oxley Act as well as the rules recently adopted by the SEC and the NYSE. The Company’s discussion of its selling, general and administrative expenses on page 49 of Amendment No. 1 contains disclosure regarding the Company’s expectation that its selling, general and administrative expenses will be higher in fiscal 2005 as compared to fiscal 2004 as a result of costs associated with being a public company.

Securities and Exchange Commission

December 30, 2004

We are exposed to foreign currency and interest rate risks, page 27

23.	Isn’t this risk already disclosed in the risk factor on page 15?

In response to the Staff’s comment, the Company has deleted the risk factor entitled “We are exposed to foreign currency and interest rate risks” that appeared on page 27 of the Registration Statement as initially filed.

Purchasers in this offering will experience immediate and substantial dilution.... page 29

24.	Please disclose that purchasers in this offering will contribute % of the total amount of your funding but will own only % of the shares outstanding.

In response to the Staff’s comment, the Company has revised the risk factor to include the requested information regarding dilution to purchasers in the offering on page 28 of Amendment No. 1.

Future sales of shares by existing stockholders may cause our stock price to decline, page 29

25.	Quantify the percentage increase in your outstanding shares upon the completion of this offering.

In response to the Staff’s comment, the Company has included disclosure concerning the percentage increase in outstanding shares resulting from the offering on page 28 of Amendment No. 1.

Use of Proceeds, page 32

26.	Disclose the amount that you expect to receive if the underwriters exercise their over-allotment option. Also include in your table how you expect to allocate the net proceeds of the offering if the underwriters exercise their over-allotment option.

In response to the Staff’s comment, the Company has added disclosure to the Capitalization table on page 31 of Amendment No. 1 regarding the amount the Company expects to receive if the underwriters exercise their over-allotment option in full and the effects of the exercise of such underwriters’ over-allotment option.

Securities and Exchange Commission

December 30, 2004

Pro Forma Unaudited Consolidated Statements of Operations Data, page 37

27.	Please revise to delete the pro forma statement of operations for the years ended September 27, 2002 and September 26, 2003. Pro forma information may be presented for only the most recent fiscal year and interim period. See Rule 11-02(c) of Regulation S-X. Please make this revision throughout your registration statement, including your presentation and discussion of the respective quarterly.

The Company advises the Staff that, in preparing the Company’s pro forma financial statements for the fiscal years ended September 27, 2002, September 26, 2003 and September 24, 2004, the Company considered Rule 11-02(c) of Regulation S-X, but concluded that Section I(F) of the SEC Staff Training Materials Topic Three: Pro forma Financial Information, Forecasts, and Forward-Looking Information and Section C(2) of the SEC Staff Training Materials Topic Two: Preparation Requirements – Form and Content were the most relevant guidance for the Company with respect to the preparation of the pro forma financial statements.

With respect to Section I(F), the Company specifically considered Item 1, which states that pro forma financial statements should be furnished if “the registrant’s historical financial statements are not indicative of the ongoing entity (e.g., tax or other cost sharing agreements terminated or revised),” and Item 5 “other events and transactions which have had or will have a discrete material impact on a registrant’s financial statements.” Because the contribution of intellectual property by Ray Dolby and the resultant termination of related royalty payments will have a material impact on the Company’s financial statements (and as a result the Company’s historical financial statements will not be indicative of the ongoing entity), the Company concluded that pro forma financial information should be furnished for fiscal 2002 and 2003, as well as fiscal 2004.

In addition, with respect to Section C(2), the Company considered Item 2, which states that pro forma presentation is required for all periods presented for a business combination to be accounted for as a reorganization of entities under common control. As Ray Dolby is both the owner of the intellectual property and the Company’s primary stockholder, the Company concluded that his transfer of his intellectual property to the Company was similar to a reorganization of entities under common control and that including three years of pro forma financial statements was appropriate.

In addition to the foregoing, the Company believes that the inclusion of more than one year of consolidated pro forma financial information in the prospectus is helpful information for the Company’s prospective investors. The principal effect of the pro forma financial statements is to give effect to the asset contribution by Ray Dolby. The Company believes that the pro

Securities and Exchange Commission

December 30, 2004

forma financial statements represent the financial statements of the Company the way the Company will be situated once the offering is completed. The actual financial statements will be a legacy of a company that has undergone a significant change affecting the financial statements after the end of fiscal 2004. In addition, without the pro forma financial statements for fiscal 2002 and fiscal 2003, potential investors might incorrectly infer that the Company’s earnings growth from fiscal 2003 to fiscal 2004 was higher than it actually was, because there would be no comparable fiscal 2003 pro forma financial statement information to compare to the fiscal 2004 pro forma financial statements. The same problem would exist with respect to the fiscal 2002 financial results if the pro forma financial statements for fiscal 2002 were not included in the prospectus.

28.	Since you are presenting a limited number of pro forma adjustments in your pro forma statement of operations for the year ended September 24, 2004, revise to provide a narrative description of the pro forma effects of the transactions on the respective line items. Refer to Rule 11-02(b)(l) of Regulation S-X.

In response to the Staff’s comment, the Company has revised the disclosure regarding the pro forma presentation to include a tabular description of the pro forma effects of the transactions on each of the affected line items. Such disclosure appears on page 36 of Amendment No. 1.

29.	Revise to provide a more detailed explanation of what the pro forma presentation shows. More specifically, your pro forma unaudited consolidated statements of operations data should be accompanied by an introductory paragraph similar to that provided on pages 38-39. Refer to Rule 11-02(b)(2) of Regulation S-X.

In response to the Staff’s comment, the Company has revised the “Pro Forma Unaudited Consolidated Statements of Operation Data” section of the prospectus to include a more detailed explanation of what the pro forma presentation shows. Specifically, the Company has moved the section of the prospectus that described the pro forma effects that was contained on pages 38 – 39 of the Registration Statement as initially filed to a newly expanded “Pro Forma Unaudited Consolidated Statements of Operation Data” section on pages 35-36 of Amendment No. 1.

Management’s Discussion and Analysis, page 38

Pro Forma Presentation, page 39

30.	We note that prior to the completion of this offering, Ray Dolby will contribute all intellectual property rights he holds related to your business. We further note your

Securities and Exchange Commission

December 30, 2004

Statement that there will be no material change to your balance sheet as a result of the asset contribution. Tell us, and revise to disclose, how you intend to account for this transaction.

The Company advises the Staff that, as noted in the Registration Statement, Ray Dolby is the Company’s primary stockholder and is contributing the intellectual property rights he holds related to the Company’s business so that once the Company is a public entity, it will own these intellectual property rights. The Company is not issuing to Ray Dolby any additional equity securities or paying him any cash or other assets in exchange for this contribution. (Please note that, and as disclosed in the Registration Statement, the Company has agreed to reimburse Ray Dolby for the expenses he incurs in connection with the asset contribution as well as 50% of the expenses he incurred in connection with the offering.) The Company believes that the contribution should be accounted for in accordance with the Staff’s Topic 5: Miscellaneous Accounting, Subtopic G Interpretive Response “Transfers of Nonmonetary Assets by Promoters or Shareholders” which states: “The staff believes that transfers of nonmonetary assets to a company by its promoters or shareholders in exchange for stock prior to or at the time of the company’s initial public offering normally should be recorded at the transferors’ historical cost basis determined under GAAP.” The Company believes that, even though no stock is being issued to Ray Dolby in connection with the asset contribution, the asset contribution should be recorded at Ray Dolby’s historical cost basis determined under GAAP.

Accordingly, the Company expects to record the intellectual property rights contributed by Ray Dolby at his historical cost basis, plus any costs associated with the contribution that are to be incurred by the Company (e.g., legal, tax and other directly attributable professional fees, including the expenses the Company is reimbursing Ray Dolby for in connection with the transaction as discussed above and disclosed in the Registration Statement). As Ray Dolby’s intellectual property rights have no historical accounting cost basis, the combined costs incurred by the Company in connection with the asset contribution (either directly or on behalf of Ray Dolby, and including 50% of Ray Dolby’s expenses he incurs in connection with the offering that the Company will reimburse him for) that will be recorded as an intangible asset on the Company’s balance sheet is expected to be less than $1.0 million. The intangible assets will be amortized on a straight-line basis over their useful lives, with the amortization recorded as a cost of licensing. The Company believes the financial statement impact of this future amortization will not be significant to its Consolidated Financial Statements.

In response to the Staff’s comment, the Company has revised the disclosure on page 35 regarding Mr. Dolby’s contribution of intellectual property rights accordingly.

Securities and Exchange Commission

December 30, 2004

Critical Accounting Policies, page 42

31.	We note your numerous references throughout your registration statement to valuation analyses provided by an independent third party valuation firm. While you are not required to make reference to these independent valuations, when you do you should specifically identify each appraiser as an expert and include their consent in the registration statement. Alternatively, you should revise to eliminate these references and to clearly disclose that management is primarily responsible for determining fair values. We will not object if you wish to state in revised disclosure that management considered a number of factors, including valuations or appraisals, when making these determinations. In any case, your disclosure should clearly indicate that management is responsible for these valuations.

In response to the Staff’s comment, the Company has revised the disclosure to clarify that the Company’s management is responsible for determining fair value. The revised disclosure appears on pages 43, 44, 45, F-8, F-9 and F-12 of Amendment No. 1.

The disclosure regarding stock-based compensation included in the Registration Statement as originally filed states that fair market values of the Company’s stock were initially determined by the Board of Directors and that the Company reassessed these values again in connection with the preparation of the Registration Statement. In response to the Staff’s comment, the Company has revised the Registration Statement to more clearly indicate that the valuation analyses were among the factors that the Board of Directors considered when determining the fair market values at the time of option grants. In addition, the Company has revised the Registration Statement to more clearly indicate that management was responsible for determining the reassessed value in connection with the preparation of the Company’s Consolidated Financial Statements for inclusion in the prospectus. The revised disclosure appears on pages 44, 45 and F-12 of Amendment No. 1.

Results of Operations, page 45

Revenue, page 46

32.	Quantify the percentage of your licensing revenue that is related to DVD players sales versus other products. In addition, clarify the extent to which changes in licensing revenues are attributable to changes in volume versus changes in price.

The Company advises the Staff that most of the Company’s technologies are usable in a number of different types of products. Many of the Company’s licensing customers produce a

Securities and Exchange Commission

December 30, 2004

variety of consumer electronics products that incorporate the Company’s technologies, and the Company’s licensing agreements do not require customers to detail in their royalty reports the identity of the types of products shipped by the customer that include the Company’s technologies. The royalty reports the Company receives from its licensing customers are broken down by specific technologies licensed to such customers, such as Dolby Digital or Dolby Pro Logic, but they are not broken down by the types of products into which such technologies are incorporated. For example, a particular royalty report will identify the number of units incorporating the Dolby Digital technology that a licensing customer has shipped, and royalties will be paid to the Company on that basis, but the report typically will not identify how many of those units were DVD players. Accordingly, it is impossible for the Company to quantify the percentage of its licensing revenue that is related to a specific product type, such as DVD players. Nevertheless, based on market data, such as data generated by IDC and other third-party research firms as well as the Company’s general discussions with its licensing customers, the Company believes it has reliable information regarding general market trends on a macro-level for product types such as DVD players, and that these trends support the Company’s qualitative disclosure in the Registration Statement that licensing growth from fiscal 2003 to fiscal 2004 was principally based on the growth in DVD player sales.

In addition, in response to the Staff’s comment, the Company has added disclosure on pages 47 and 51 of Amendment No. 1 to clarify that changes in licensing revenue are substantially attributable to changes in volume.

33.	We note that you identify a number of factors that affected the increase in revenues. Revise your discussion to quantify the impact of each factor.

In response to the Staff’s comment with respect to the increase in the Company’s production services revenue, the Company has added disclosure on pages 47 and 51 of Amendment No. 1 quantifying the impact of each of the factors cited.

The Company advises the Staff that, with respect to increases in product sales revenue, the disclosure in the Registration Statement as initially filed quantifies the impact of each factor cited.

With respect to increases in the Company’s licensing revenue, the Company refers the Staff to the response to comment 32 above for reasons why it is not possible to quantify more precisely the effects of the factors cited.

Securities and Exchange Commission

December 30, 2004

Gross Margin, page 47

34.	We note that your cost of production services includes “reimbursable expenses incurred on behalf of the customer.” Tell us how you evaluated EITF 01-14 with regard to your income statement classification of these reimbursable expenses.

The Company advises the Staff that, as part of production services rendered, the Company incurs out-of-pocket expenses that are then billed back to its customers for reimbursement. The reimbursable expenses the Company incurs are primarily attributable to expenses related to airfare, mileage, hotel stays and out-of-town meals. As detailed in EITF 01-14, “Income Statement Characterization of Reimbursements Received for “Out-of-Pocket” Expenses Incurred”, the Task Force reached a consensus that “reimbursements received for out-of-pocket expenses incurred should be characterized as revenue in the income statement.”

Consistent with the guidance in EITF 01-14, the Company concluded the following indicators from EITF 99-19, “Reporting Revenue Gross as a Principle versus Net as an Agent”, support characterization of the reimbursements received for out-of-pocket expenses incurred as revenue:

•	Primary Obligor – the Company is the primary obligor with respect to purchasing goods and services from third-party suppliers such as airlines.

•	Supplier Discretion – the Company generally has discretion in selecting the supplier.

•	Credit Risk – the Company generally has credit risk, because it typically receives reimbursement only after the goods or services have been purchased.

Operating Expenses, page 48

35.	Disclose more details regarding the nature of the reengineering project related to your royalty reporting process. Also, discuss how it will impact your accounting for license revenues.

The Company advises the Staff that the Company contracted with McKinsey & Company in July 2004 to review its entire licensing administrative process, including licensee application, agreements, data collection, reporting, generation of statistics, forecasting and verification. The Company referred to this work as a “reengineering project” in the Registration Statement as

Securities and Exchange Commission

December 30, 2004

initially filed. In response to the Staff’s comment, the Company has revised the disclosure regarding the reengineering project discussed above to describe such expenses as “consulting fees related to an evaluation of our royalty reporting processes” with respect to the fees that the Company paid to McKinsey. The Company has also revised the description of expenses to be incurred in connection with implementing McKinsey’s recommendations in the future. Such revised disclosure appears on page 49 of Amendment No. 1. This project did not, however, directly impact the Company’s accounting for licensing revenues.

Research and Development, page 48

36.	Address how you intend to pay for the anticipated increase in research and development expense. In this regard, we note the risk factor discussion on page 19 of the “considerable resources” you will need to spend on research and development.

In response to the Staff’s comment, the Company has revised the disclosure on page 49 of Amendment No. 1 to indicate that the Company intends to pay for the anticipated increase in research and development expense out of its available working capital.

Liquidity, Capital Resources and Financial Condition, page 57

37.	Describe and quantify the impact of this offering on your liquidity and results of operations.

The Company advises the Staff that the Company expects that its cash position will increase by the net proceeds received by the Company in this proposed offering, and that there will be no impact on the Company’s results of operations, except for an immaterial impact that may result from additional interest income. In response to the Staff’s comment, the Company has revised the disclosure on page 60 of Amendment No. 1 to discuss the impact of this offering on the Company’s liquidity.

Securities and Exchange Commission

December 30, 2004

Business, page 60

38.	Revise to include the financial information about geographic areas required by Item 101(d) of Regulation S-K, or include a cross reference to the relevant information appearing in the financial statements. For example, we are unable to locate any discussion of the material portion of your revenues attributable to your customers in Japan or your basis for attributing revenues from external customers to individual countries.

In response to the Staff’s comment, the Company has included a cross reference to Note 8 of the Notes to Consolidated Financial Statements on page 72 of Amendment No. 1, where revenue attributable to customers in Japan and the basis for attributing revenue from customers to individual countries are disclosed.

Key Dolby Strengths, page 60

Our Strategy, page 62

39.	Currently, you discuss your competitive strengths and strategy prior to discussing your actual business operations. So that readers have the appropriate context and background in assessing your strengths and strategy, consider moving these sections so that they follow the discussion of your products and services.

In response to the Staff’s comment, the Company has relocated the “Key Dolby Strengths,” “Our Strategy” and “Industry Background” subsections to follow the disclosure contained in the “Dolby Entertainment Chain” subsection. The Company believes that the “Dolby Entertainment Chain” subsection describes the Company’s business, including its products, technologies and services, and, the Company believes, gives readers the appropriate context and background to assess the Company’s strengths and strategy.

Customers, page 78

40.	When you name specific customers, you should also provide disclosure addressing their significance to you. For each category listed, indicate the percentage of your revenues the customers represent individually or in the aggregate.

The Company advises the Staff that the Company does not separately track its revenue by the categories listed under either the “Professional Products and Services Customers” or “Licensing Customers” captions in the “Customers” section of the Registration Statement. The Company tracks revenue only by the categories set forth on its Consolidated Statement of

Securities and Exchange Commission

December 30, 2004

Operations, namely, licensing, product sales and production services. Many of the Company’s professional products and services and licensing customers straddle a number of listed categories. For instance, 20th Century Fox is both a movie studio and a film distributor, and Thomson makes both home audio/video products (such as DVD players) and set-top boxes. The customers listed in this section of the prospectus are important to the Company either from a revenue perspective or from a strategic perspective (e.g., the Company’s movie studio, broadcast or video game design customers encode the entertainment content with the Company’s technologies, and in the process promote the Company’s brand significantly or enable the content to be played back on a consumer electronics product produced by the Company’s licensing customers who generate the bulk of the Company’s revenue).

In response to the Staff’s comment, the Company has revised the disclosure on page 80 of Amendment No. 1 to reflect that the professional products and services customers listed therein represent significant end-users of the Company’s products or professional services, both in terms of revenue and strategic importance to the Company. In addition, the Company has revised the disclosure on page 81 of Amendment No. 1 to reflect that the licensing customers/brands listed therein represent over 60% of the Company’s licensing revenue for fiscal 2004.

Competition, page 82

41.	To the extent reasonably known, provide quantified disclosure of your market shares in each of your markets. See Item 101(c)(x) of Regulation S-K.

The Company advises the Staff that there is no practical method for the Company to provide quantified disclosure regarding its market share in each of its markets, primarily because of the lack of clear definition of these markets, the basic nature of the Company’s technologies, which can be used for a variety of purposes, and the diverse nature of and, as described above, lack of detailed reporting by the Company’s competitors. In addition, the Company is not aware of any reports prepared by a third party regarding the Company’s various products, licensing and services markets, or any that break down market shares.

The Company’s products and services market cuts across the audio portions of several separate and diverse industries, including the motion picture, broadcasting and video game industries. Moreover, the Company’s competitors in the market for sound processing equipment in movie theaters have ceased reporting publicly unit sales of their products, so it is impossible to determine the total size of the market or the Company’s position with respect to those competitors.

Securities and Exchange Commission

December 30, 2004

Likewise the Company’s technology licensing market is comprised of the audio portions of a wide variety of consumer products in divergent industries, including DVD players, personal computers, video game consoles, portable audio and video players, and in-car entertainment systems. As discussed in comment 32 above, the Company does not require its licenses to report the types of end product into which the Company’s technologies have been incorporated. Moreover, the Company’s technologies are readily usable in a wide variety of sound applications that are constantly developing and evolving, so that clearly defining markets for particular applications that have meaning for more than a short period of time is not practicable. As a result, the Company is unable to quantify technology licensing market share information.

Description of Capital Stock, page 104

42.	Please explain why, prior to the completion of the offering, all outstanding shares of common stock will be converted into Class B common stock and how the terms of conversion were determined.

The Company advises the Staff that all currently outstanding shares of common stock will be converted into shares of Class B common stock in order to effect the implementation of a dual-class stock structure. The dual-class structure has been required by Ray Dolby, the Company’s founder and beneficial holder of over 98% of the Company’s outstanding common stock, as a condition of undertaking the offering. The terms of the dual-class stock structure were negotiated between the Company and Ray Dolby and his advisers.

Underwriters, page 110

43.	Revise the underwriters’ compensation table so that it complies with the requirements of Item 508(e) of Regulation S-K and its instructions. For instance, the table should show separately the cash commissions to be paid and indicate the amount of the underwriters’ compensation to be paid by the selling shareholders separate from the company.

In response to the Staff’s comment, the Company has revised the underwriters’ compensation table on page 112 of Amendment No. 1 to show the underwriting discounts and commissions to be paid by the Company and the selling stockholders.

44.

Please furnish to us supplementally a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with the NASD. Prior to the effectiveness of this registration statement, the staff requests that

Securities and Exchange Commission

December 30, 2004

we be provided with a copy of the letter or a call from the NASD informing us that they have no additional concerns.

The Company advises the Staff that the Company will supplementally furnish a statement that the amount of compensation to be allowed or paid to the underwriters has been cleared with the NASD, once such clearance has been obtained. Prior to the effectiveness of the Registration Statement, the Staff will be provided with either a copy of the letter or a call from the NASD informing the Staff that the NASD has no additional concerns.

45.	State that the selling stockholders may be deemed to be underwriters or advise us why you believe such a statement is unnecessary.

The Company advises the Staff that the Company believes a statement that the selling stockholders may be deemed to be underwriters is unnecessary, as the Company believes that the selling stockholders are not underwriters under the Securities Act of 1933, as amended, based upon the following:

•	Ray Dolby was issued his shares in connection with the initial organization of the Company nearly 40 years ago, and has held such shares, either beneficially or of record continuously since that date, except for transfers not for value to family members or for estate planning transfers. Accordingly, the Company believes that his shares may be deemed to have “come to rest,” as such concept is understood under the federal securities laws

•	Ray Dolby did not acquire his shares from the Company with a view to any distribution of securities of the Company, as the concept of a distribution is understood under the federal securities laws.

•	The selling stockholders, the Ray Dolby Trust and Ray and Dagmar Dolby Investments, L.P., are the current record holders of those of Ray Dolby’s shares to be sold in the offering. The selling stockholders are not offering or selling their shares for the Company in connection with a distribution of any security by the Company.

•	The selling stockholders are not offering or selling shares for the Company or any person other than themselves, including any other control person, in connection with a distribution.

Securities and Exchange Commission

December 30, 2004

•	The selling stockholders are not participating, and do not have any direct or indirect participation, in the distribution or the underwriting of the distribution of securities by the Company.

46.	Disclose how many shares are subject to the lock-up. Indicate any current intention to release the shares subject to the lock-up, and disclose what factors will be used in any determination to release those shares.

In response to the Staff’s comment, the Company has revised the disclosure on pages 111 and 113 of Amendment No. 1 to disclose the approximate percentage of shares subject to lock-up agreements.

Morgan Stanley has advised the Company that it does not have any pre-established conditions to waiving the terms of the lock-up agreements and that it generally considers whether to grant waivers after evaluating the particular facts and circumstances of each individual’s request for such a waiver. Therefore, any disclosure regarding waivers would not be helpful or material to an investor, because it would not be indicative of any decision by Morgan Stanley to waive lock-up restrictions in this transaction. Moreover, the Company has no current expectation of a waiver of the lock-up agreements from Morgan Stanley. For this reason, the Company has not included any additional disclosure in response to the Staff’s comment.

47.	Briefly describe any electronic distribution of the filing and identify any members of the underwriting syndicate that will engage in any electronic offer, sale or distribution of the shares and supplementally describe their procedures to us. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Also, tell us how your procedures ensure that the distribution complies with Section 5 of the Securities Act. In particular, please address:

•	the communications used;

•	the availability of the preliminary prospectus;

•	the manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers; and

•	the funding of an account and payment of the purchase price.

Securities and Exchange Commission

December 30, 2004

To the extent that the SEC Division of Corporation Finance has already reviewed these procedures, please confirm this and tell us whether you have changed or revised your procedures subsequent to our clearance.

Further, tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that have appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

Finally, tell us whether any members of the selling group have made copies of the preliminary prospectus available over the Internet. If so, tell us when. If not, tell us whether they intend to do so. In this regard, please note that we would consider this posting a circulation of the preliminary prospectus.

We may have further comment.

The Company advises the Staff that the representatives of the underwriters have informed the Company that they do not intend to use any means of distributing or delivering the prospectus other than by hand or the mails, or to use any forms of prospectus other than printed prospectuses.

Notwithstanding the foregoing, the preliminary prospectus may be made available in connection with Internet roadshows as discussed below. In addition, one or more underwriters or selling group members may make the prospectus in electronic format available on the websites maintained by such underwriter(s) or selling group member(s). As a result, the following paragraph has been added to the “Underwriters” section of the Registration Statement:

“A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of Class A common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.”

Such disclosure appears on page 115 of Amendment No. 1.

Securities and Exchange Commission

December 30, 2004

The representatives have included a provision in their Agreement Among Underwriters wire to syndicate members for this offering that the syndicate members represent that they will not engage in any electronic offer, sale or distribution of shares of Class A common stock, or that if they do engage in such activities, that they will do so only on the basis that the procedures that these underwriters use for electronic offers, sales or distributions have been previously reviewed by the SEC.

Neither the Company nor any of the underwriters have any arrangements with a third party to host or access the preliminary prospectus on the Internet, other than in connection with plans to conduct an Internet roadshow through Yahoo! Inc. (www.netroadshow.com). While Morgan Stanley has contracted with this service provider to conduct an Internet roadshow, the purpose of this contract is not specifically to host or access the preliminary prospectus. The primary purpose of the Internet roadshow is to provide access to the roadshow to institutional investors who cannot, or elect not to, attend roadshow meetings in person. As part of the electronic roadshow process, an electronic version of the preliminary prospectus, identical to the copy filed with the Commission and distributed to live attendees, is required to, and will, be made available on the website. Yahoo! Inc. has informed the underwriters that they conduct Internet roadshows in accordance with the Private Financial Network No-Action Letter, received from the Commission on March 12, 1997, and subsequent no-action letters from the Commission with respect to virtual roadshows.

48.	Supplementally tell us whether you intend to reserve shares for sale to your directors, officers, employees and related persons. If you do, describe the mechanics of how and when these shares were or will be offered and sold to investors in the directed share program for this offering. In addition, discuss the procedures that investors must follow in order to purchase the offered securities, including how and when the underwriter or the company receives any communications or funds.

The Company advises the Staff that it does not intend to reserve shares for sale to its directors, officers, employees and related persons pursuant to a directed share program as part of the offering.

Securities and Exchange Commission

December 30, 2004

Financial Statements

Summary of Business and Significant Accounting Policies

Goodwill and Intangible Assets, page F-8

49.	We note that you determine the fair value of your reporting units principally based upon the valuation analysis of Dolby Laboratories as a whole. Provide us with more details of what you mean by this statement. Addressing paragraph 30 of SFAS 142 and EITF D-101 tell us how you determined your reporting units and tell us what those reporting units are. Additionally, please identify the reporting unit(s) to which you assigned goodwill. Refer to paragraphs 19 and 34 of SFAS 142.

The Company advises the Staff that, in accordance with SFAS 142, it tests goodwill for impairment at the reporting unit level. The Company’s reporting units are deemed to be the same as its operating segments (the technology licensing segment and the product and services segment), as permitted by EITF D-101 and paragraph 30 of SFAS 142. In determining its reporting units, the Company evaluates the criteria set forth under paragraph 30 of SFAS 142 in conjunction with examining the way it manages its operations.

Notably, the Company has determined that discrete financial information was available for the operating segments and that the operating segments met the definition of businesses as defined under EITF 98-3, “Determining whether a Nonmonetary Transactions Involves Receipt of Productive Assets or of a Business.” Additionally, the Company determined that segment management regularly reviews segment operating results. The operations of the segments are managed and reviewed by the segment vice presidents who are accountable to the CEO, our chief operating decision maker.

Lastly, in arriving at its conclusion that its operating segments are also its reporting units, the Company reviewed the next level below the operating segments and determined that there are no further reporting units due to the fact that there are no other components that meet all of the following criteria: (i) availability of discrete financial information and (ii) regular review by segment management of the component’s operating results.

The Company advises the Staff that the determination of the fair value of its reporting units was based on a valuation technique using the present value of the estimated future cash flows for each reporting unit, as permitted by paragraph 24 of SFAS 142. As discussed in the Company’s supplemental letter to the Staff dated November 29, 2004, the Company has from time to time engaged an independent third-party valuation firm to value the Company as a whole.

Securities and Exchange Commission

December 30, 2004

Utilizing this analysis of the entire enterprise as a basis, the Company derived an implied fair value for each reporting unit using the present value of the reporting units’ estimated future cash flows. These cash flow estimates are based on reasonable and supportable assumptions and all available evidence.

The Company further advises the Staff that goodwill was assigned to each reporting unit based upon the recorded allocation of purchased intangibles at the acquisition date. The Company’s intangible assets were assigned to the reporting unit that is expected to benefit from the synergies of the business combination, which the Company believes is an appropriate basis for the allocation of the goodwill.

50.	We note that you “would record an impairment charge in an amount equal to the excess of the carrying value of goodwill over its estimated fair value.” Please revise to clarify that the second step of the goodwill impairment test compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill.

In response to the Staff’s comment, the Company has revised the disclosure on pages 43 and F-9 of Amendment No. 1 to clarify that the second step of the goodwill impairment test compares the implied fair market value of the reporting unit’s goodwill with the carrying amount of that goodwill.

51.	Further, tell us how you considered paragraph 21 of SFAS 142 and EITF 2-17 with regard to the allocation of the fair value of previously unrecognized intangible assets to the reporting unit.

The Company advises the Staff that, upon completion of step one of the goodwill impairment test outlined in paragraph 19 of SFAS 142, the Company had not identified any potential impairment to the carrying value of its goodwill. As a result, the Company was not required to perform step two of the impairment test, and the Company does not need to consider paragraph 21 of SFAS 142.

Revenue Recognition, page F-9

52.	We note that “royalties are deemed fixed and determinable upon the earlier of payment by the licensee or receipt of the licensee’s period statement if all other revenue recognition criteria have been met.” Clarify your policy to indicate what you mean by this statement. As currently presented, your policy indicates that royalties are deemed fixed and determinable if all other revenue recognition criteria are met. Also, revise to clarify what you mean by “licensee’s period statement.”

Securities and Exchange Commission

December 30, 2004

In response to the Staff’s comment, the Company has expanded the disclosure on pages F-9 and F-10 to provide more clarity regarding its licensing revenue recognition policies. In addition, the Company has changed the term “licensee’s period statement” to “licensee’s royalty report” on pages F-9 and F-10 of Amendment No. 1.

53.	Tell us why you believe it is appropriate to recognize royalty revenue once the report is received, considering the fact that in the past you have received royalty reports that include corrective or retroactive royalties that cover extended periods of time.

The Company advises the Staff that the Company believes it is appropriate to recognize royalty revenue upon receipt of a licensee’s royalty report despite the fact that in the past the Company has received royalty reports that include corrective or retroactive royalties that cover extended periods of time. The Company’s historical experience has shown that (i) retroactive adjustments are typically positive corrections that have resulted in additional royalties that were not previously reported, and therefore had not been recognized, and (ii) negative retroactive adjustments have not been significant to the Company’s results.

To determine that these negative retroactive adjustments are not significant to the Company’s results, the Company examined the five most frequent reporters of negative retroactive adjustments over a period of approximately four years. For four of the five licensees examined, the total impact of negative retroactive adjustments, without netting these amounts against positive adjustments, was less than 1% of total revenue reported by those licensees for the period under examination. The impact of negative retroactive adjustments for the fifth licensee was less than 2% of total revenue reported by that licensee. Overall, for the five licensees in total, the impact was less than 1% of revenues reported by those licensees in the aggregate for the period under evaluation. Consequently, the Company believes that it is unlikely that the Company will experience material negative adjustments in the future, and therefore it is appropriate to recognize royalty revenue upon receipt of a licensee’s royalty report, if all other revenue recognition criteria under SAB 104 have been met.

54.

We note on page 80 that you sell to a combination of dealers, distributors and original equipment manufacturers, as well as directly to theaters. Tell us how you evaluate product sales through your dealer and distribution network in determining the amount of revenue to recognize and the related accrual for estimated product returns. Describe the significant terms of your distribution agreements, including the right of return provisions. Describe for us how you consider significant increases in or excess levels of inventory in a distribution channel in determining the required accrual for returns or whether revenue recognition is appropriate. Your response should include a discussion of how you are able to monitor purchases and the related sales to end users

Securities and Exchange Commission

December 30, 2004

by your distributors in order to determine any increase in or excess inventory levels. Refer to the guidance in SAB Topic 13A.4b and SFAS 48.

The Company advises the Staff that revenue from the sale of the Company’s professional products is recognized when the risk of ownership has transferred to its customers and when the revenue recognition criteria set forth in the Staff’s Accounting Bulletin No. 104 “Revenue Recognition” has been met. The Company’s customers, which include distributors and dealers, have no right to return products, either expressed or implied, other than warranty-related returns.

The Company does accept warranty returns (or “exchanges”) for faulty products, incorrect products ordered or shipped, or duplicate orders or shipments. The Company evaluates potential and actual returns on a monthly basis and adjusts its return reserves when, and if, required. In aggregate, these returns were immaterial to the Company’s Consolidated Financial Statements, with total returns consistently accounting for less than 1% of product sales each year, for fiscal years 2002 through 2004.

The Company does not hold title to any inventory held by dealers/distributors, the Company’s sales to dealers and distributors’ are not contingent upon the resale of product and the Company has no direct involvement in the resale of products to the dealers/distributors end customers. Because of the arm’s length nature of the Company’s relationships with dealers/distributors, the Company has limited visibility as to its dealers’ and distributor’s inventory levels. The Company also does not track or monitor sales by its dealers and distributors to their end customers.

55.	Tell us in more detail how you account for your arrangements that include up-front fees, such as from your system licensees and your independent software vendors. Address the factors you consider with regards to the timing and measurement of revenues. Refer to SAB Topic 13.A.3(f).

The Company advises the Staff that when the Company enters into a licensing agreement with a new implementation or system licensee, the Company receives a modest fee of $10,000 to $20,000 in exchange for:

•	Providing the licensee with an information package (a development kit) that enables the licensee to produce products in accordance with the Company’s standards.

•	Performing testing services to ensure the products produced by the licensee successfully meet the Company’s quality standards.

Securities and Exchange Commission

December 30, 2004

Shipment of a development kit is initiated when cash has been received. Testing is a process that is typically completed within two months of the licensee’s receipt of the development kit. In determining the timing and measurement of revenues related to the fees, the Company considered Topic 13.A.3(f), which indicates that up-front fees “are earned as the products and/or services are delivered and/or performed over the…expected period of performance and generally should be deferred and recognized systematically over the periods that the fees are earned.” The Company has determined these fees to be earned when the delivery kit has been received by the licensee and testing has been completed. After that point, the Company has no continuing involvement under its licensing arrangements, other than testing of future products that may be produced by the licensee. This follow-on testing is considered inconsequential and perfunctory because there are no refund obligations, the Company has demonstrated a history of completing the follow-on testing tasks in a timely manner for relatively little cost and the timing of payment is not coincident or dependent on performance of these tasks.

It has been the Company’s practice to recognize revenue for the initial license fees when the development kit has been received by the licensee rather than recognizing the revenue ratably over the initial testing period, because that period, typically, is relatively short and the effects of deferral and amortization over this short period would be immaterial to the Company’s operating results. Total revenue relating to the establishment of new licensees was $1.1 million in fiscal 2004, representing less than 1% of the Company’s licensing revenue.

56.	We further note on page 80 that companies to whom you sell equipment must typically first attend a training course in installation and alignment. Tell us how this requirement impacts, if at all, the timing of revenues recognized from product sales.

The Company advises the Staff that attendance at a training course in installation and alignment is not a contractual requirement for the sale of the Company’s products. The Company has revised the disclosure on page 82 of Amendment No. 1 to clarify that the training course is not a requirement.

57.	We refer to your revenue recognition policy for product sales. Remove the qualifier “generally” from your discussion and revise to address the instances, other than upon shipment, in which the risk of ownership is transferred. Also, tell us why you believe risk of ownership has transferred in those instances.

In response to the Staff’s comment, the Company has revised Note 1 of the Notes to Consolidated Financial Statements to remove the qualifier “generally” from its discussion and

Securities and Exchange Commission

December 30, 2004

disclose instances other than shipment in which the risk of ownership is transferred. The revised disclosure appears on page F-10 of Amendment No. 1.

Stock-based Compensation, page F-12

58.	We are still evaluating your submission dated November 29, 2004 regarding your consideration of issues relating to stock-based compensation expenses.

The Company acknowledges the Staff’s comment.

Segment Information, page F-25

59.	Provide us with more details regarding what you mean by the statement that your “CEO evaluates results in a number of different ways.” Tell us in detail how you evaluated paragraphs 10-15 when identifying your operating segments and 16-24 when identifying your reportable segments.

The Company advises the Staff that, in addition to examining the Company’s operating results by segment, the Company’s CEO examines numerous other financial reports on a regular basis to monitor the performance of the Company. For example, he examines two different income statements, one of which shows operating expenses grouped by operating segment and the other shows operating expenses by expense type (payroll, professional fees, travel, etc.). In addition, the Company’s CEO also examines segment expense reports comparing actual to budget or actual to prior year actuals.

In evaluating paragraphs 10-15, the Company examined how revenues are earned and the way the Company manages its operations. Discrete financial information is available for both of the Company’s segments, and the operating results are regularly reviewed by the Company’s CEO, as the availability of separate financial results is consistent with that structure. Based upon the foregoing, the Company defines its operating segments as (i) a technology licensing segment and (ii) a product and services segment.

In evaluating paragraphs 16-24, the Company determined its operating segments and reporting segments to be one in the same and that aggregation of its technology licensing segment and products and services segment would not be consistent with the objective and basic principles of SFAS 131. First, the Company’s operating segments do not have similar economic characteristics. The average gross margin percentage for the Company’s technology licensing segment was 75% compared with 45% for the Company’s products and services segment for fiscal years 2002 through 2004.

Securities and Exchange Commission

December 30, 2004

When evaluating the aggregation criteria in paragraph 17 of SFAS 131, it is apparent that the Company’s operating segments are distinctly different from one another.

Technology Licensing Segment

•	The nature of the products and services – Licensing the Company’s technology to third parties and administering third-party patent-only licenses.

•	The nature of the production processes – No production process.

•	The type or class of customer for the products and services – Consumer electronics, personal computer, broadcast and professional audio companies.

•	The methods used to distribute the products or provide the services – The Company provides its technology algorithms to its implementation licensees, who incorporate the algorithms into their ICs. The ICs are then sold to the Company’s system licensees.

Products and Services Segment

•	The nature of the products and services – Selling professional audio equipment and providing production services.

•	The nature of the production processes – Manufacturing the products.

•	The type or class of customer for the products and services – Entertainment content creators, distributors, broadcasters and cinema operators.

•	The methods used to distribute the products or provide the services – Products are sold in either a direct or indirect manner and are shipped to customers by third-party shippers. Services are provided by engineers travelling to customer locations.

Finally, both operating segments meet the quantitative threshold provisions of SFAS 131. The Company’s technology licensing segment represented 73% of total revenue for fiscal 2004. The Company’s products and services segment represented 27% of total revenue for fiscal 2004.

Securities and Exchange Commission

December 30, 2004

60.	Revise to report total assets for each reportable segment to comply with paragraph 27 of SFAS 131. Also, revise to disclose depreciation and amortization expense for each reportable segment.

The Company advises the Staff that, due to the co-mingling of its assets between the Company’s technology licensing and product and services segments, it is not practical for the Company to accurately provide this information. For example, all three of the Company’s San Francisco facilities are shared by its operating segments. In addition, as the Company’s headcount has rapidly increased, the Company has moved employees among locations on numerous occasions without necessarily moving equipment, furniture and fixtures, making allocation of these resources impractical. The Company’s financial reporting system has not been designed to track assets in this manner, and as a result this type of information is not included in the measure of segment profit or loss reviewed by the Company’s CEO.

Related Party Transactions, page F-25

61.	We note your early adoption of FIN 46(R) with respect to the consolidation of certain affiliated VIEs into your consolidated financial statements. Please comply with all disclosures required under paragraphs 23 and 25 of FIN 46(R).

In response to the Staff’s comment, the Company has revised Note 10 of the Notes to Consolidated Financial Statements on page F-26 of Amendment No. 1 to comply with all the disclosures required under paragraphs 23 and 25 of FIN 46(R).

Legal Proceedings, page F-26

62.	We note your settlement of a dispute whereby you agreed to pay $30 million over a period of 10 years. Tell us in more detail the nature of the lawsuit and the settlement.

The Company advises the Staff that the dispute identified in the Staff’s comment involved a lawsuit filed by a third party against the Company alleging the breach of a pre-existing royalty-sharing agreement. In April 2002, the Company and the third party agreed to settle the dispute, with the Company paying the third party a total of $30 million without interest in ten equal annual installments of $3 million per year beginning in June 2002. Other than such payments, neither party has any material obligations to the other party as a result of the settlement. The Company has revised its disclosure in “Legal Proceedings” on page F-27 of Amendment No. 1 to provide additional details regarding this dispute and settlement.

Securities and Exchange Commission

December 30, 2004

Please direct your questions or comments regarding the Company’s responses or Amendment No. 1 to the undersigned at (650) 320-4597 or to Herbert P. Fockler of this office at (650) 493-9300. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/S/ MARK BAUDLER
Mark Baudler

Enclosures

cc (w/encl.):

Bill Jasper

Marty Jaffe

Mark S. Anderson, Esq.

Dolby Laboratories, Inc.

Larry W. Sonsini, Esq.

Thomas C. DeFilipps, Esq.

Herbert P. Fockler, Esq.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

Barbara Carbone

Conor Moore

KPMG LLP

Paul C. Pringle, Esq.

Eric S. Haueter, Esq.

Sidley Austin Brown & Wood LLP